SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


           Adirondack Financial Services Bancorp, Inc.
           ---------------------------------------------
                         (Name of Issuer)

                           Common Stock
                  ------------------------------
                  (Title of Class of Securities)


                             006887103
                          ---------------
                          (CUSIP Number)


                      LESLIE M. APPLE, ESQ.
                    WHITEMAN OSTERMAN & HANNA
                        One Commerce Plaza
                      Albany, New York 12260

                          (518) 487-7600
       ------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                       September 10, 1998
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

     Check the following box if a fee is being paid with this Statement:



CUSIP NO.  006887103



     1.   NAME OF REPORTING PERSONS
          Colvin G. Ryan

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          ###-##-####


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b)

     3.   SEC USE ONLY



     4.   SOURCE OF FUNDS
                              PF


     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America












NUMBER OF SHARES                 7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY                38,380 (5.8%)  (1)
EACH REPORTING PERSON WITH           ----------------------------
                                 8.  SHARED VOTING POWER

                                     0
                                     ----------------------------
                                 9.  SOLE DISPOSITIVE POWER

                                     38,380 (5.8%)  (1)
                                     ----------------------------
                                 10. SHARED DISPOSITIVE POWER

                                     0
                                     ----------------------------


----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          38,380 (5.8%)

----------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.8%
----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

----------------------------------------------------------------------









----------------------
(1) See Item 6 below.



                                  SCHEDULE 13D

Item 1.  Security and Issuer.
This statement relates to the common shares of Adirondack Financial Services Bancorp, Inc. (the "Issuer"), which has its principal executive offices at 52 North Main Street, Gloversville, New York 12078.

Item 2.  Identity and Background.
The person filing this statement is a natural person.

Colvin G. Ryan resides at 7234 Fleming Farm Road, The Plaines, Virginia 22171. He is a citizen of the United States of America. His principal occupation is as President of Lee and Mason Financial, Inc., an insurance agency.

During the last five years, Mr. Ryan has not been convicted in a criminal proceeding. During the last five years, Mr. Ryan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
The source of funds used in making the purchases by Mr. Ryan is funds owned by him individually and acquired by him as a result of his insurance business activities.

Item 4.  Purpose of Transaction.
The purpose of the acquisition of securities of the Issuer is for investment purposes. The Reporting Person has for a number of years invested in publicly traded stocks, including bank stocks.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

          1. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          2. an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          3. a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          4. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          5. any material changes in the present capitalization or dividend policy of the Issuer;

          6. any other material change in the Issuer's business or corporate structure;

          7. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          8. causing a class of securities of the Issuer to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

          9. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
          or

          10.  any action similar to any of those enumerated above.

There can be no assurance however, that in the future the reporting person may not pursue any or all of the above.


Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 38,380 shares of the Issuer's common stock representing four and nine-tenths percent (5.8%) of this class of the Issuer's securities. The Reporting Person's percentage of interest has been computed on the basis of 661,250 shares outstanding as reported by Issuer.

     (b) The Reporting Person owns and has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 38,380 shares, or 5.8%, of the Issuer's Common Stock.

     (c)     The following are transactions that were effected by the Reporting
Person:

Transaction Date              No. of Shares                 Price
----------------              --------------                ----------
June 23, 1998                 5,000                         $71,368.03
June 23, 1998                 4,500                         $62,933.93
June 23, 1998                 1,200                         $15,203.88
June 24, 1998                 7,000                         $98,996.90
June 25, 1998                 3,700                         $52,695.07
June 29, 1998                 4,000                         $57,069.65
August 7, 1998                1,080                         $14,171.79
September 3, 1998             1,000                         $11,721.60
September 10, 1998            4,900                         $57,106.28

     (d) The following are transactions that were effected by the Reporting Person, as sole trustee for the Lee & Mason Financial Services Profit Sharing:

Transaction Date              No. of Shares                 Price
----------------              -------------                 ----------
July 6, 1998                  6,000                         $72,000.00


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Ryan is sole trustee of the Lee & Mason Financial Services Profit Sharing Plan, which owns 6,000 shares of Adirondack Financial Services Bancorp, Inc.


Item 7.   Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:    September 15, 1998
ADIRONDACK FINANCIAL SERVICES BANCORP, INC.

By:   Colvin G. Ryan
    ------------------
      Colvin G. Ryan
      President